Date    28 August 2000
Number  83/00

BHP ACQUIRES INTEREST IN
PRODUCING GULF OF MEXICO FIELD

The Broken Hill Proprietary Company Limited (BHP) today announced it had agreed to acquire a 4.95 per cent interest in the Genesis Field in the deep water Gulf of Mexico from Petrofina Delaware Inc., a subsidiary of TotalFinaElf S. A.

BHP's share of gross recoverable reserves is estimated to be 6.7 million barrels of oil equivalent (boe). Further, under the terms of the agreement, BHP is entitled to net operating revenue from its equity interest from 1 January 2000. The Company's share of production is expected to average
3 000/boe per day for the first few years.

Genesis is located in Green Canyon Blocks 160, 161 and 205, approximately 137km (85 miles) from the Louisiana coast. Water depth at the platform is 790m (2600ft). Other joint venture participants in the field are Chevron (56.67% and operator) and Exxon Mobil (38.38%).

BHP Petroleum President Philip Aiken said: "This acquisition is a small but valuable enhancement to the Company's position in the Gulf of Mexico, one of BHP Petroleum's most important growth areas."

"The field provides production near our Typhoon development and our Atwater Foldbelt discoveries. In addition, participation in the field is expected to generate near term earnings, monetize US net operating losses and will provide key learnings that can be applied to our future deep water developments."

The Genesis Field is located near several of BHP's most active areas in the Gulf of Mexico. It is 58km (36 miles) east of the developing Typhoon Field (BHP 50%) and is 71km (45 miles) north-northwest of the Mad Dog and Atlantis discoveries in the Atwater Foldbelt.

Production at Genesis commenced in January 1999 and has reached 48 000 barrels of oil and 80 million cubic feet of gas per day - close to peak capacity. The production facility comprises a floating cylindrical hull
(SPAR) moored to the seabed with integrated drilling facilities and a capacity of 20 wells.

Seven production wells have been drilled and completed through to August this year. Development drilling is expected to continue into 2001. Oil and gas are exported via a newly built 49km, 14-inch pipeline to the South Timbalier 301B platform where it joins a 24-inch trunkline to shore. The field life is expected to be 15 to 20 years from first production.

The transaction is expected to be completed during the first quarter of FY 2001. BHP has agreed to acquire the interest in the Genesis Field through its wholly owned subsidiary, BHP Resources Inc.

 * * * *

Further information and other BHP News Releases can be found on our internet site at: http://www.bhp.com


Contact:

Melbourne:
Media Relations Investor Relations

Mandy Frostick                  Robert Porter
Manager Media Relations         Vice President Investor Relations
Phone:  61 3 9609 4157          Phone:  61 3 9609 3540
Mobile: 61 419 546 245          Mobile: 61 419 587 456

Malcolm Garratt
Group Manager External Affairs
Phone:  61 3 9652 6872
Mobile: 61 419 582 255

Houston:
Kent Grubbs
Vice President Strategic Planning and External Affairs
Phone:  1 713 961 8523

Candy Ramsey
BHP Investor Relations
Phone:  1 713 961-8640